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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Chunghwa Telecom Co., Ltd.

(Exact name of registrant as specified in its charter)

Taiwan, Republic of China	001-31731
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

21-3 Hsinyi Road, Section 1, Taipei, Taiwan, Republic of China
(Address of principal executive offices)	(Zip Code)

Fufu Shen, telephone: +886 2 2344-5488,

21-3 Hsinyi Road, Section 1, Taipei, Taiwan, Republic of China

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Website

The conflict minerals disclosure below is also available on our website at http://www.cht.com.tw/en/ir/stockit-sec.html.

Introduction to Our Conflicts Minerals Program.

Chunghwa Telecom Co., Ltd. has implemented a conflicts minerals program and incorporated it into our overall corporate compliance program. Throughout this report, “CHT”, “we”, “us” or “our” means Chunghwa Telecom Co., Ltd. and its consolidated subsidiaries.

As part of that program, we have adopted the following policy with respect to conflict minerals.

We are committed to sourcing raw materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility. We are committed to complying with Section 1502 of the Dodd-Frank Act, which aims to prevent the use of minerals containing tin, tantalum, tungsten and gold (“3TGs”) that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (DRC) or in adjoining countries (“conflict minerals”). Each of our suppliers that provide 3TGs is required to provide evidence of such supplier’s compliance with relevant laws with respect to conflict minerals and documenting countries of origin for the 3TGs that it supplies, such as completing the Conflict Mineral Reporting Template of the Electric Industry Citizenship Coalition® and the Global e-Sustainability Initiative (“EICC—GeSI Reporting Template”).

To put this commitment into action, we first conducted a detailed review of our purchases of minerals necessary to the functionality of our products that we manufactured in 2013 to determine whether we purchase any conflict minerals. For purposes of this item, conflict mineral means:

(1) Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or

(2) Any other material or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenue. As an integrated telecommunications service provider, our principal services include: (i) domestic fixed communications services, including local and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, Wi-Fi services, MOD services, domestic data services and other domestic services; (ii) mobile communications services, including mobile services, sales of mobile handsets and tablets and other mobile services; (iii) internet services, including HiNet, our internet service, internet value-added services, data communication services, internet data center services, and other internet services; (iv) international fixed communications services, including international long distance telephone services, international leased line services, international data services, satellite services and other international services; and (v) other services, including non-telecom services.

In our initial evaluation, we evaluated all of our business activities to determine if we manufactured any products in 2013. For each of the products we manufactured, we performed inquiries such as (i) examining records of third party purchases of materials used in our products during 2011, 2012 and 2013, (ii) examined each material we purchased in 2013 for metal content to determine whether any of the purchased materials contained any 3TGs, and (iii) sent a letter requesting completion of the EICC—GeSI Reporting Template to each supplier from whom we purchase materials.

Based on this evaluation, we determined that (i) our research and development division manufactured and sold image sensors, the raw materials used to manufacture such image sensors contained gold, and gold was necessary to the functionality of such image sensors; and (ii) our subsidiary, Chunghwa Precision Test Tech. Co., Ltd., manufactured and sold components used in semiconductor testing equipment, the raw materials used in manufacturing such components contained gold and tin, and gold and tin were necessary to the functionality of such components. No other necessary 3TGs were identified in this evaluation. As a result, we believe that gold and tin are the only 3TGs used in any product that we manufactured in 2013 that was necessary to its functionality.

Reasonable Country of Origin Inquiry.

We were required to conduct a reasonable country of origin inquiry (“RCOI”) with respect to gold and tin, since we purchased raw materials that contained gold and tin, which was necessary for the functionality of the products that we manufactured in 2013.

For our research and development division, we determined that all of our gold was purchased through a single supplier, and we performed a RCOI with respect to the gold that we purchased from this supplier. We determined that our sole supplier of gold, has been deemed a Conflict-Free Gold Refiner and in compliance with the Conflict-Free Smelter protocol since February 2013, which is a voluntary global initiative developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). Our sole supplier also provided written materials demonstrating that (i) it was evaluated by the Audit Review Committee of the EICC and the GeSI and qualified for posting to the Conflict-Free Smelter list as a compliant gold refiner, and (ii) it has verified all exterior material sources as conflict-free, under the requirements of the Conflict-Free Sourcing Initiative of the EICC and the GeSI. In addition to the written materials provided by our sole supplier, we also performed independent inquiries, such as web searches to confirm that our sole supplier is listed as a Conflict-Free Smelter on the following website: http://www.conflictfreesourcing.org/gold-conflict-free-smelters/.

For our subsidiary, Chunghwa Precision Test Tech. Co., Ltd., we determined that some of the raw materials used in manufacturing contained gold or tin. We performed a RCOI with respect to gold and tin and made inquiries with each of our suppliers of such raw materials. Each of our suppliers completed the EICC—GeSI Reporting Templates and provided other written information to demonstrate that all of the tin and gold used in the production of the raw materials that we purchased were sourced from gold and tin smelters that have been evaluated by the Audit Review Committee of the EICC and the GeSI and qualified for posting to the Conflict-Free Smelter lists as a compliant refiner. Each of these smelters was listed as a Conflict-Free Smelter on the respective websites: http://www.conflictfreesourcing.org/gold-conflict-free-smelters/ or http://www.conflictfreesourcing.org/tin-conflict-free-smelters/.

Reasonable Country of Origin Inquiry Conclusion.

Based on our evaluation of all of our purchased minerals and the RCOI performed with respect to gold and tin described above, we have no reason to believe that any 3TGs necessary for the functionality of products we manufactured in 2013 originated in the Democratic Republic of the Congo or an adjoining country.

Item 1.02 Exhibit

Not required.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CHUNGHWA TELECOM CO., LTD.

By:	/s/ Bo Yung Chen

Name:	Bo Yung Chen
Title:	Chief Financial Officer

Date:	May 30, 2014

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